BY EDGAR SUBMISSION

June 21, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549
Mail Stop 3561

Attention:	William H. Thompson
Accounting Branch Chief

Re:	Staples, Inc.
Form 10-K for the fiscal year ended January 29, 2011
Filed March 2, 2011
Form 8-K filed May 18, 2011
File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from William H. Thompson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated May 25, 2011.

The responses are set forth below.  Your comment is in bold and our responses and supplemental information are in regular or italicized type.

Form 10-K for the Fiscal Year Ended January 29, 2011

Appendix B

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page B-1

Consolidated Performance, page B-2

1.                                      Interest expense excluding the impact of interest rate swap agreements disclosed in your analysis of interest expense on pages B-2 and B-4 appears to be a non-GAAP financial measure. Please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Securities and Exchange Commission

June 21, 2011

Response:  When material, we provide disclosure of the impact of our hedging activities in the discussion of changes in interest expense in order to provide the reader with a better understanding of the impact that derivatives have on our consolidated statement of income.  In future filings we will revise this disclosure to indicate any material income or expense contributed by our hedging activities, in lieu of disclosing the amount of interest expense excluding the impact of our swap agreements.  Following is an example of the type of disclosure we intend to provide in future filings, based on the information disclosed in our 2010 Annual Report on Form 10-K:

Interest expense decreased to $214.8 million for 2010 compared to $237.0 million for 2009.  This decrease was primarily due to expenses recognized in 2009 related to fees associated with borrowings used to fund the acquisition of Corporate Express as well as the positive impact of our interest rate swap agreements. These positive changes partially offset the inclusion of interest on our April 2011 Notes, as defined below. Our interest rate swap agreements reduced interest expense by $25.3 million in 2010 and $8.2 million in 2009.

2.                                      We note that your income tax valuation allowance decreased in each of the years presented. Please tell us your consideration of discussing the impact of the decrease in the income tax valuation allowance in your analysis of income tax expense on pages B-3 and B-5. Please also tell us how the decrease in the valuation allowance is reflected in the reconciliations of the federal statutory tax rate to your effective tax rate.

Response:  Our valuation allowance decreased significantly in both 2010 and 2009, but these decreases had no material impact on income tax expense or our effective tax rate.  The primary reason for the decreases in the valuation allowance was not due to a change in judgment regarding the realizability of deferred tax assets.  The 2010 decrease in valuation allowance was primarily due to the utilization of net operating losses in jurisdictions that had a history of operating losses and that remained in a significant book loss position at the end of the year.  The 2010 income in these jurisdictions resulted from permanent differences triggered by the completion of one-time legal restructuring activities within those jurisdictions.  The 2009 decrease was primarily attributable to the finalization of the purchase accounting associated with the Company’s acquisition of Corporate Express during the second quarter of 2008 pursuant to Accounting Standards Codification (“ASC”) 805-740-25-3 and ASC 805-740-45-2.  As the Company was still in the purchase accounting measurement period and the information obtained related to facts that existed at the acquisition date, the decrease in the valuation allowance in 2009 was recognized as reduction to goodwill and, therefore, did not have any impact on income tax expense.

As the above changes did not have a significant impact on income tax expense or our effective tax rate, and did not represent a change in our judgment regarding the realizability of deferred tax assets, we did not discuss the reduction in the valuation allowance in Management’s Discussion and Analysis of Financial Condition and Results

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June 21, 2011

of Operations.  As the remaining reduction in valuation allowance for both 2010 and 2009 that did result in a favorable impact to the income tax rate for 2010 and 2009 was not material (it represented a change of approximately 1% on our income tax rate), it was included in the “Effect of Foreign Taxes”  line in the effective tax rate reconciliation, and was not addressed separately.

3.                                      We note that a substantial amount of your earnings are derived from subsidiaries outside the U.S. in jurisdictions where your effective tax rate is lower than in the U.S. Please refer to Item 303(a)(3)(i) of Regulation S-K and tell us your consideration of disclosing any country or countries in which foreign earnings are taxed at substantially lower rates and the impact on earnings.

Response:  We did not disclose countries in which foreign earnings are taxed at substantially lower rates because we did not believe the information represented material information about revenues or expenses required to be reported under Item 303(a)(3)(i).

While a substantial amount of our earnings are derived from subsidiaries outside the U.S., the income and corresponding income tax expense in all jurisdictions are not directly related due to the complexity of the income tax rules in certain jurisdictions.  Therefore, disclosing geographic information is not relevant for the reader to understand our results of operations.  Additionally, the majority of our foreign operating earnings are derived from Canada, whose statutory income tax rate is fairly consistent with our consolidated effective tax rate, and therefore, does not create a material impact on our consolidated effective tax rate. The source of our operating earnings has not changed materially over the past three years, we do not expect any significant change in the near term, and other than Canada, no entities individually or in the aggregate generated a material amount of operating earnings. Accordingly, we do not believe that any further disclosure is required under Item 303(a)(3)(i).  To clarify this, in future filings, we will accompany the reconciliation of the federal statutory tax rate with the following disclosure:

The effective tax rate in any year is impacted by the geographic mix of earnings.  Additionally, certain foreign operations are subject to both U.S. and foreign income tax regulations, and as a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related.

Critical Accounting Policies and Significant Estimates, Page B-8

4.                                      Please tell us your consideration of describing in more detail the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. For example, you should analyze to the extent material, such factors as

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June 21, 2011

how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response:  We do not believe there are material implications of uncertainties that would warrant detailed quantitative disclosure.  While the accounting policies discussed in this section require significant estimates, no changes to estimates in approximately the past ten years have resulted in any material adjustments to the financial statements.  Changes in estimates are not reasonably likely to result in material adjustments to the financial statements in the future based on the Company’s financial condition and expected operating performance.  In future filings we will add commentary regarding the historical accuracy of such estimates and assumptions as well as commentary on the variability of estimates based on future operating performance.

Based on what we expected at the time we prepared the 2010 Annual Report on Form 10-K, below are examples of the type of additional disclosures we intend to provide in future filings.

Inventory:  Based on historical experience, we do not believe these estimates and assumptions will have a material impact upon the financial statements.  Past experience has shown little variability in reserve estimates. Over the past three years our inventory write-offs have been within a range of less than 5% different than our additions to inventory reserves.

Purchase and Advertising Rebates:  Past experience has shown little variability in purchase and advertising rebate estimates, no collectability issues, and no significant write-off history. Given the historical accuracy of our estimates, we believe that a significant change in this reserve is not likely.

Impairment of Long-Lived Assets:  We believe our operating results at the store level for retail operations and at the operating unit level for our other operations would need to be significantly less favorable to result in a material impairment.  Projected future cash flows, derived from estimates based on current cash flows, are sufficient to recover the

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June 21, 2011

carrying values of the underlying assets, with the exception of a limited number of retail stores in new markets or challenging markets where short and long term initiatives are underway to improve current cash flows.  However, based upon our historical experience with operations in such markets we believe that a significant change in our projections is not likely.  In addition, if there was an impairment at these stores, it would not have a material effect on the Company’s consolidated financial results.

Pension Benefits:  Based on our analysis of the financial impact of pension obligation assumptions and estimates, we do not believe these assumptions and estimates will have a material impact on our financial statements. The effect on pension obligations at January 29, 2011 of a change in discount rate and other assumptions is included in Note K-Pension and other Post-retirement Benefit Plans of the Notes to the Company’s Consolidated Financial Statements.

Income Taxes: Historically, settlements related to our unrecognized tax benefits, as described in Note I-Income Taxes of the Notes to the Company’s Consolidated Financial Statements, have been minimal.  In addition, we have historically had minimal changes in our valuation allowances related to deferred tax assets.

Impairment of Goodwill and Indefinite Lived Intangible Assets, page B-8

5.                                      We note your disclosure that the fair value of all reporting units exceeded their respective carrying values and that you do not believe goodwill impairment is reasonably possible at this time. Please tell us your consideration of disclosing (i) that the fair value of reporting units with material goodwill are substantially in excess of carrying value and are not at risk of failing step one of the impairment test and/or (ii) the following information for reporting units at risk of failing step one:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:  We did not disclose that the fair values of reporting units with material goodwill are substantially in excess of carrying value in our 2010 Form 10-K; rather we

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June 21, 2011

disclosed that “the fair value of all reporting units exceeded their respective carrying values”.  Supplementally, we advise the Staff that approximately 95% of our goodwill results in estimated fair values of reporting units (individually significant reporting units) that were at least 25% higher than their carrying values.  As a result of this analysis, management does not believe an impairment is more likely than not to exist.  The remaining reporting units are individually insignificant. The estimated fair values of those reporting units were at least 20% higher than their carrying values.

Given the significance of the aggregate amount of goodwill, we concluded it was prudent to disclose our process for evaluating goodwill for impairment and the inherent judgments and estimates involved in the calculation within our Critical Accounting Policies and Significant Estimates.  In addition, given our expansion internationally, we thought it was prudent to inform the reader that our time horizons in the emerging markets are longer and represent an area of focus, even though these reporting units are not individually significant.

Based on the circumstances in effect at the end of 2010, in future filings we will clarify our disclosure to include the following language:

Based on our calculations this year, the fair value of reporting units with material goodwill substantially exceeded their respective carrying values.

Liquidity and Capital Resources, page B-10

6.                                      Please tell us your consideration of disclosing (i) the amount of cash and cash equivalents held by foreign subsidiaries, (ii) the ramifications of repatriating the funds and (iii) whether or not you intend to repatriate the funds.

Response:  In future filings we will discuss the amount of cash and cash equivalents held by foreign subsidiaries, however, we typically would not discuss the tax ramification of repatriating funds and whether or not we intend to repatriate funds unless we have imminent plans to do so and such plans would cause significant tax ramifications.  We typically use our cash and cash equivalents held by foreign subsidiaries to fund our foreign subsidiaries operations and investments.  For example, in Note I-Income Taxes of the Notes to the Company’s Consolidated Financial Statements, we disclose that income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $761.3 million because such earnings are considered to be indefinitely reinvested in the business.  Following is an example of the type of disclosure we intend to provide in future filings in the Sources of Liquidity section based on the circumstances in effect at the end of fiscal year 2010.  The proposed supplemental information is in italics.

We utilize cash generated from operations, short-term investments and our November 2014 Revolving Credit Facility (as defined below) to cover seasonal fluctuations in cash

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June 21, 2011

flows and to support our various growth initiatives.  At January 29, 2011, we had $2.67 billion in cash and funds available through credit agreements, which consisted of $1.21 billion of available credit and $1.46 billion of cash and cash equivalents.  Of the $1.46 billion in cash and cash equivalents, approximately $537 million is held in jurisdictions outside of the United States and as a result there will be tax consequences if such amounts were moved out of these jurisdictions or repatriated to the United States.  However, we currently intend to use most of the cash and cash equivalents held outside of the United States to fund the current operations of our foreign operations and their growth initiatives. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

Sources of Liquidity, page B-11

7.                                      Please tell us your consideration of disclosing in the table of contractual obligations or note thereto: (i) whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated, including context for the reader to understand the impact of such costs on your total operating lease obligations; (ii) the amounts to be contributed to pension and other post-retirement benefit plans; and (iii) other long-term liabilities reflected in the balance sheets. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  The future operating lease payments disclosed do not include common area maintenance, utility or tax payments.  In future filings we will add a footnote to this table to disclose this fact.  In accordance with Item 303(a)(5), we will also cross reference the reader to the Notes to the Company’s consolidated financial statements where we disclose our expected future pension plan contributions.  With the above changes, our disclosure will address long term debt, capital and operating lease obligations, purchase obligations, interest expense, unrecognized tax benefits and pension contributions, and we believe that we will have fully complied with these rules.  None of our remaining long term debt obligations represent contractual obligations; the remaining balance primarily relates to liabilities associated with the recognition of rent expense on a straight line basis in accordance with ASC Topic 840 and long term deferred tax liabilities.

Appendix C

Consolidated Financial Statements

Consolidated Statements of Income, page C-4

8.                                      Reference is made to the last paragraph on page 3 and the first paragraph on page 4 in which you discuss services offered and the last paragraph on page C-9 in which you discuss extended service plans. Please refer to Rule 5-03 of

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Regulation S-X and tell us your consideration of separately presenting service revenues and costs of service revenues. Please also tell us your consideration of discussing the impact of service revenues and related costs on your operating results in Appendix B.

Response:  We have not disclosed revenue from services separate from the sale of products in accordance with Rule 5-03 of Regulation S-X, as service revenues do not exceed 10 percent of our total revenues, including the total revenues for any of our reportable segments.

Notes to Consolidated Financial Statements, page C-7

9.                          Please tell us your accounting policies related to gift cards, including unredeemed gift cards, and your consideration of disclosing your gift card accounting policies.

Response:  Staples records a deferred liability on the books at time of gift card sale.  Any unredeemed amounts are reversed and recorded in the income statement after two years of no activity (including balance inquiry) on the card, net of any activity on previously recognized amounts.  Staples gift cards do not expire nor do they charge any type of dormancy, inactivity or service fees, and are not subject to escheat.  Despite the fact that our gift cards do not expire, we believe recognizing unredeemed amounts after two years based on the remote likelihood that a customer will use a gift card after this time is appropriate.  Since we began selling gift cards in 2000, our historical experience has demonstrated less than 1% utilization past the 2 year age, which serves as a basis for our current practice.

The income statement impact of unredeemed gift cards is not material to our overall financial statements.  Unredeemed income recognized in our consolidated statement of income in fiscal 2010 was approximately .002% of our total Company fiscal 2010 annual operating income.  We carry a deferred liability balance on our balance sheet of approximately $32 million.

Based on the above trends and the immateriality of this balance, we do not believe that the activity related to gift cards or gift card breakage is material and warrants disclosure of our policies in the financial statements.

Note D — Accrued Expenses and Other Current Liabilities, page C-13

10.                               We note that the acquisition and restructuring reserve balances exceed the integration and restructuring reserves disclosed in the table in Note C. Please tell us your consideration of providing the disclosures prescribed by ASC 420-10-50-1 for exit and disposal activity not disclosed in Note C.

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June 21, 2011

Response: We have disclosed information related to the reserves established in connection with our acquisition of Corporate Express in accordance with ASC 420-10-50-1, but have not disclosed this information for our other reserves because the balances and activity in these other reserves are not material to our consolidated results.  With the exception of the Corporate Express reserves, for fiscal 2010, no other reserve had a balance or activity in excess of $6 million, and therefore, we did not consider additional disclosure to be necessary.

Note E — Debt and Credit Agreements, page C-13

Revolving Credit Facility, page C-14

11.                               Reference is made to the discussion in the last paragraph on page 15 regarding dividend restrictions contained in your revolving credit agreement. Please tell us your consideration of disclosing the most significant restrictions imposed by the agreement and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:  We disclose the restriction of dividend payments contained in the Company’s revolving credit agreement in the cash dividend section on page 15 of the Annual Report on Form 10-K because it is a third-party contractual restriction that could prevent us from paying dividends.  However, we do not think it is appropriate to describe this restriction in other sections of our Annual Report on Form 10-K.  The Company considered all material and significant restrictions imposed by the revolving credit agreement and based on the Company’s current operations and cash flows it disclosed that “customary affirmative and negative covenants for credit facilities of this type” are contained in the revolving credit agreement.  The only dividend restriction under the revolving credit facility is that the Company cannot pay any dividends if there is a default or an event of default that has occurred or is continuing or that would result under the revolving credit facility after the payment of dividends.  Based on the Company’s current operations and cash flows, the Company believes there is no meaningful risk of default or an event of default that would prohibit the Company from paying dividends based on the restrictive covenant contained in the revolving credit agreement.  Because this possibility is so remote and the specific restriction on paying dividends is customary, we did not list the specific dividend restriction but rather characterized it as a “customary negative covenant.”  We do not consider the description of the dividend restriction or any other specific affirmative or negative covenant contained in the Company’s revolving credit facility as providing additional meaningful disclosure for investors.  In addition, the revolving credit facility (along with all exhibits and schedules) has been filed with the SEC and is available to investors.

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June 21, 2011

Note J — Equity Based Employee Benefit Plans, page C-22

Restricted Shares, page C-24

12.                               Please tell us your consideration of disclosing the total fair value of restricted shares vested during each year presented. Refer to ASC 718-10-50-2d.

Response:  We have disclosed the intrinsic value of options exercised during the past three years and the grant date fair value of restricted shares that have vested during the current year in accordance with ASC 718-10-50-2d, but we acknowledge that we have not disclosed the intrinsic value of restricted shares that have vested during the past three years.  In future filings we will disclose this information, as follows:

The total market value of Restricted Shares vesting during 2010, 2009 and 2008 was $xx million, $xx million and $xx million, respectively.

Note N — Segment Reporting, page C-32

13.                         We note that you evaluate performance and allocate resources based on profit or loss before integration and restructuring costs, stock-based compensation, interest and other expense, non-recurring items and the impact of changes in accounting principles, which you define as “business unit income.” Please tell us why you present total segment income, which represents business unit income less stock-based compensation, as an additional measure of segment profit, and why or why not you believe total segment income represents a non-GAAP measure subject to the guidance in Item 10(e) of Regulation S-K. In any event, we believe you should report a single measure of segment profit or loss and/or clarify your disclosure, including disclosures required by Item 10(e) of Regulation S-K, here and in your discussion and analysis of segment performance on page B-5.

Response:  Our segment disclosure is reflective of the manner in which the Chief Operating Decision Maker reviews our results.  For purposes of our internal analyses, stock-based compensation expense is not allocated to our three reportable segments; rather it is regarded separately from the business results.  Because of the magnitude of this expense, we have historically reported the impact of stock-based compensation in our segment disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We acknowledge that the disclosure of this expense in the calculation of segment income could be perceived to present a second measure of profitability, and therefore, we will omit reference to segment income in Management’s Discussion and Analysis in future filings.  Stock-based compensation will continue to be shown in the reconciliation of business unit income to income before income taxes in the Notes to the Company’s consolidated financial statements, but will not be shown as a separate line item in the above table.

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June 21, 2011

14.                               Please refer ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product and service or each group of similar products and services or disclosing that providing this information is impracticable.

Response:  As discussed above in our response to question #8, we have not disclosed revenue from services separate from the sale of products as service revenues do not exceed 10 percent of our total revenues, including the total revenues for any of our reportable segments.

15.                              Please tell us your consideration of disclosing sales attributable to and long-lived assets located in other individual foreign countries. Refer to ASC 280-10-50-41.

Response:  In the Notes to the Company’s consolidated financial statements we disclose sales and long lived assets from the U.S. and Canada separately and all other countries in the aggregate in accordance with ASC 280-10-50-41, as no other country represents a material portion of our total results or assets.  For revenue, no other country accounts for more than 4% of our total sales.  For long lived assets, the only material asset is goodwill and that is generally excluded from geographic disclosures in accordance with ASC Topic 280-10-55-23. Therefore, we believe no further disclosure is required.

Form 8-K filed May 18, 2011

Exhibit 99.1

1.                                      Historical and expected free cash flow appear to be non-GAAP financial measures subject to the disclosure requirements of Item 10(e) of Regulation S-K. As such, please tell us your consideration of presenting a reconciliation of historical and expected free cash flow to historical and expected cash flows from operating activities along with the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, we note that you present a full non-GAAP income statement for purposes of reconciling adjusted earnings and adjusted earnings per share to GAAP earnings and earnings per share. We believe that this presentation attaches undue prominence to the non-GAAP information and should be avoided in the future. Accordingly, please replace the non-GAAP income statement with a reconciliation of the non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP. Please refer to instruction two of Item 2.02 of Form 8-K, Item 10(e) of Regulation S-K and Questions 102.07 and 102.10 of the Division of Corporation’s Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response:  The presentation of free cash flow in our press release and corresponding Form 8-K does reflect a non-GAAP measure.  In future filings we will include with our press release and Form 8-K a reconciliation of operating cash flows to free cash flows.

Securities and Exchange Commission

June 21, 2011

Following is an example of the type of disclosure we intend to provide in future filings, based on the information disclosed in our first quarter 2011 Form 10-Q:

	Thirteen weeks ended:
	April 30,	May 1,
	2011	2010
Net cash provided by operating activities	$210,266	$192,847
Acquisition of property and equipment	(62,617)	(48,993)
Free cash flow	$147,649	$143,854

In addition, we will modify the reconciliation of GAAP to non-GAAP results that accompanies the press release and related Form 8-K filing to eliminate the income statement format.  Following is an example of the type of disclosure we intend to provide in future filings, based on the information disclosed in our first quarter 2011 Form 10-Q:

Reconciliation of GAAP to non-GAAP income statement disclosures

13 Weeks ended May 1, 2010

		Operating	Income before	Income tax
	Operating expenses	income	income taxes	expense	Net income
GAAP, as reported	$1,256,749	$362,306	$307,972	$115,490	$188,770
Integration and Restructuring costs	(20,882)	20,882	20,882	7,831	13,051
Non GAAP, as adjusted	$1,235,867	$383,188	$328,854	$123,321	$201,821

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 21, 2011

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-7409.

Sincerely,

/s/ Christine T. Komola

Christine T. Komola
Senior Vice President & Corporate Controller

cc:	Ronald L. Sargent
John J. Mahoney
Mark G. Borden, Esq.